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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                                              (Amendment No. __)


                          SIGNAL TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                            STC MERGER CO. (OFFEROR),
                     an indirect wholly owned subsidiary of
                      CRANE CO. (PARENT COMPANY OF OFFEROR)
                            (Name of Filing Person)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   826675 10 0
                      (CUSIP Number of Class of Securities)


                                    CRANE CO.
                            100 FIRST STAMFORD PLACE
                           STAMFORD, CONNECTICUT 06902
                              ATTN: GENERAL COUNSEL
                                 (203) 363-7300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                 with a copy to:
                            Stephen R. Connoni, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Facsimile: (212) 536-3901


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                           CALCULATION OF FILING FEE:


------------------------------------------- ------------------------------------
         Transaction Valuation(1)                Amount of Filing Fee(1)(2)
------------------------------------------- ------------------------------------
               $153,492,319                             $12,417.53
------------------------------------------- ------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 10,457,887, which is the number of shares of the issuer's common stock outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price, and (ii) the product of 2,321,200, which is the number of shares subject to options with an exercise price of less than $13.25 outstanding as of April 24, 2003, and $6.43, which is the difference between the $13.25 per share tender offer price and the average weighted exercise price of such options, which is $6.82.

(2) Calculated by multiplying the Transaction Valuation by 0.00008090.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     Not applicable.
         Form or Registration No.:   Not applicable.
         Filing Party:               Not applicable.
         Date Filed:                 Not applicable.

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the offer by STC
Merger Co., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Signal Common Stock"), including the associated common stock purchase rights, of Signal Technology Corporation, a Delaware corporation ("Signal"), at a purchase price of $13.25 per share, net to each seller in cash, without interest thereon (the "Offer"), in accordance with the Agreement and Plan of Merger, dated April 16, 2003, among Crane, Purchaser and Signal, a copy of which is attached hereto as Exhibit (d)(i). The Offer is being made by Purchaser upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated April 25, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(ii).

         The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.


         ITEM 1. SUMMARY TERM SHEET.

         Reference is hereby made to the information set forth under "SUMMARY TERM SHEET" of the Offer to Purchase, which is incorporated herein by reference.


         ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Reference is hereby made to the information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Certain Information Concerning Signal" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth under "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference.

         (c) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.

         (d) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated herein by reference.

         (e) Not Applicable.

         (f) Not Applicable.



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         ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a), (b) and (c): Reference is hereby made to the information set forth under "THE TENDER OFFER -- Certain Information Concerning Crane and Purchaser" of, and Annex A ("Information Concerning the Directors and Executive Officers of Crane and Purchaser") to, the Offer to Purchase, which is incorporated herein by reference.


         ITEM 4. TERMS OF THE TRANSACTION.

         (a) Reference is hereby made to the information set forth under "SUMMARY TERM SHEET", "INTRODUCTION" and "THE TENDER OFFER -- Terms of the Offer"; "--Acceptance for Payment and Payment for Shares"; "-- Procedures for Tendering Shares"; "--Rights of Withdrawal"; "-- Certain Federal Income Tax Consequences of the Offer"; "-- Source and Amount of Funds"; "-- Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights"; and "-- Certain Conditions of the Offer" of the Offer to Purchase, which is incorporated herein by reference.


         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; The Rights" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Background of the Offer; Contacts with Signal" of the Offer to Purchase, which is incorporated herein by reference.


         ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Reference is hereby made to the information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase, which is incorporated herein by reference.

         (c)(1)-(7): Reference is hereby made to the information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights"; and "--Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.


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         ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (d): Reference is hereby made to the information set forth under "THE TENDER OFFER -- Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Not applicable.


         ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b): Reference is hereby made to the information set forth under "THE TENDER OFFER - Certain Information Concerning Crane and Purchaser" of the Offer to Purchase, which is incorporated herein by reference.


         ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYEED, COMPENSATED OR USED.

         (a) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.


         ITEM 10. FINANCIAL STATEMENTS.

         (a) and (b): Because the consideration in the Offer consists solely of cash and the Offer covers all of the issued and outstanding shares of Signal Common Stock, and in view of the absence of a specific financing condition and the aggregate amount of consideration payable in relation to the financial capability of Crane and its affiliates, Purchaser believes that the financial condition of Crane and its affiliates is not material to a decision by a holder of shares of Signal Common Stock as to whether to sell, tender pursuant to the Offer or hold shares of Signal Common Stock.


         ITEM 11. ADDITIONAL INFORMATION.

         (a)(1) Not Applicable.

         (a)(2) Reference is hereby made to the information set forth under "SUMMARY TERM SHEET", "INTRODUCTION" and "THE TENDER OFFER -- Certain Conditions of the Offer"; and "-- Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.



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         (a)(3) Reference is hereby made to the information set forth under "THE
TENDER OFFER -- Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

         (a)(4) Reference is hereby made to the information set forth under "THE TENDER OFFER -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

         (a)(5) None.

         (b) All of the information set forth in the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.


         ITEM 12. EXHIBITS.

         The following are attached as exhibits to this Schedule TO:

         (a)(i)            Offer to Purchase, dated April 25, 2003.
         (a)(ii)           Letter of Transmittal.
         (a)(iii)          Form of Notice of Guaranteed Delivery.
         (a)(iv)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                           Nominees.
         (a)(v)            Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.
         (a)(vi)           Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(vii)          Text of Press Release issued by Crane and Signal on April 25, 2003.
         (a)(viii)         Summary Newspaper Advertisement, as published on April 25, 2003 in the Wall Street
                           Journal National Edition.
         (b)               Multi-currency Credit Agreement, dated as of November 18, 1998, by and among Crane, the Bank of New York, as Syndication Agent, Fleet National Bank, as Documentation
                           Agent, Chase Manhattan Bank and First Union National Bank, as Co-Agents, First
                           National Bank of Chicago, as Administrative Agent, and certain other lenders.
         (d)(i)            Agreement and Plan of Merger, dated April 16, 2003, by and among Crane, Purchaser and
                           Signal.
         (d)(ii)           Form of Stockholder Tender and Voting Agreement, each dated April 16, 2003, by and among Crane, Purchaser and certain stockholders of Signal.
         (d)(iii)          Form of Indemnification Agreement, each dated April 15, 2003, between Signal officers and directors of Signal, and form of Guarantee of Crane Co.

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         ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.



























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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            STC MERGER CO.

                                            By: /s/ Augustus I. duPont
                                               -------------------------------
                                            Name:   Augustus I. duPont
                                                 -----------------------------
                                            Title:  Vice President
                                                  ----------------------------




Dated:  April 25, 2003







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